FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of June 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
               --------------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England

                   ------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No  X
                                 ---         ---


If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b):
                               -------------------------.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

     This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CORDIANT COMMUNICATIONS GROUP PLC
                              (Registrant)


                                 By: /s/  David Hearn
                                    --------------------------------------------
                                    Title:  Director and Chief Executive Officer

Date:    June 9, 2003

                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC

                                  ("Cordiant")


                                     UPDATE


Cordiant confirms receipt of a letter requisitioning an Extraordinary General Meeting consistent with yesterday's announcement by Active Value Advisors ("Active Value") and also notes comments made to the media by Mr Myerson of Active Value.

Following the announcement at the end of April of the loss of a major client, the Board of Cordiant announced that it was conducting a twin tracked strategy: to carry out an orderly disposal of a number of non-core assets and at the same time to evaluate a range of strategic options concerning the future of the remainder of the Group. Throughout this process the Board has worked closely with its lenders, who have been supportive of the Board's strategy. Management has also maintained a continuous dialogue with the Group's major clients who have indicated their clear preference for the Group to seek an industry partner.

Both of these processes have now reached an advanced stage. The disposal of the Group's Australian business has already been announced and the disposals of Scholz & Friends and FD International are both expected to be announced shortly.

During the management changes announced last year and subsequently, the Board of Cordiant has maintained an open dialogue with all its major shareholders including Active Value. More recently, Active Value made known its support for a proposal from WestLB regarding the appointment of a new management team and a possible equity injection. The Board has cooperated with WestLB and continues to furnish them with information to enable them to rework their proposal.

Separately the Board continues to advance its discussions with various parties and is seeking to bring them to a conclusion in the very near future in the best interests of the stakeholders of the Group and its clients.



                                                                     4 June 2003



Enquiries:
College Hill                                            Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield